SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
AMENDMENT No. 1

Under the Securities Exchange Act of 1934



Books-A-Million,Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

098570104

(CUSIP Number)

December 31, 2012

(Date or Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:



Rule 13d-1(b)



Rule 13d-1(c)   X



Rule 13d-1(d)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.



The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 098570104
13G

1.
Names of Reporting Persons: Harsha Gowda


2.
Check the Appropriate Box if a Member of a Group (see instructions)

(a)

(b)
3.
SEC USE ONLY


4.
Citizenship or Place of Organization

New York, United States of America


Number of

Shares

Beneficially

Owned by

Each

Reporting

Person With:
5.
Sole Voting Power:

750,000 shares of Common Stock (1)



6.
Shared Voting Power:

289,931 shares of Common Stock(2)



7.
Sole Dispositive Power:

750,000 shares of Common Stock (1)



8.
Shared Dispositive Power:

289,931 shares of Common Stock (2)


9.
Aggregate Amount Beneficially Owned by Each Reporting Person:

1,039,931 shares of Common Stock


10.
Percent of Class Represented by Amount in Row 9

6.65% (3)


11.
Type of Reporting Person (see instructions)

IN






 (1) This amount reflects the number of shares held directly by a fund controlled by the Reporting Person.



 (2)  This amount reflects shares held by third parties.
The Reporting Person has the authority to vote and direct the disposition of such shares.



 (3) This percentage is calculated based upon 15,645,326 shares of the Issuer's Common Stock outstanding (as of October 27, 2012), as set forth in the Issuer's most recent filed Form 10-Q filed with the Securities and Exchange Commission on December 6, 2012.




Item 1(a).


Name of Issuer:



Books-A-Million, Inc.


Item 1(b).
Address of Issuer's Principal Executive Offices:



402 Industrial Lane

Birmingham, Alabama 35211


Item 2(a).
Name of Person Filing:



Harsha Gowda


Item 2(b).
Address of Principal Business Office or, if none, Residence:



Blueshore Capital Management
101 Eisenhower Parkway

Suite 300

Roseland, NJ 07068


Item 2(c).
Citizenship:



New York, United States of America


Item 2(d).
Title of Class of Securities:

Common Stock, $0.01 par value per share

Item 2(e).
CUSIP Number:

098570104


Item 3.


Not applicable.


Item 4. Ownership.
The following information with respect to the ownership of the Common Stock by the Reporting Person filing this Schedule 13G is provided as of February 12, 2013:


Shares Held Directly:  0



Sole Voting Power (1):  750,000



Shared Voting Power(2): 289,931



Sole Dispositive Power (1):  750,000



Shared Dispositive Power (2): 289,931



Beneficial Ownership: 1,039,931



Percentage of Class (1): 6.65%





(1) This amount reflects the number of shares held directly by a fund controlled by the Reporting Person.



(2)  This amount reflects shares held by third parties.  The
Reporting Person has the authority to vote and direct the disposition of such shares.



(3) This percentage is calculated based upon 15,645,326 shares of the Issuer's Common Stock outstanding (as of October 27, 2012), as set forth in the Issuer's most recent filed Form 10-Q filed with the Securities and Exchange Commission on December 6, 2012.


Item 5. Ownership of 5 Percent or Less of a Class


If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: o


Item 6. Ownership of More than 5 Percent on Behalf of Another Person


Other parties have the right to receive or the power to direct the receipt of dividends from and the proceeds from the sale of the shares controlled by the Reporting Person.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.


Not applicable.


Item 8. Identification and Classification of Members of the Group


Not applicable.


Item 9.

Notice of Dissolution of a Group


Not applicable.


Item 10. Certification


Not applicable.






SIGNATURES





After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date: February 12, 2013



/s/Harsha Gowda